FOR IMMEDIATE RELEASE

VERSABANK AND VERSA BANCORP ANNOUNCE COMPLETION OF REORGANIZATION

- Reorganization Is Intended to Support Increased Investor Visibility and Stock Liquidity, Eligibility for Inclusion in Certain Stock Indices and Improved Access to Capital Markets -

- Versa Bancorp Shares to Replace VersaBank Shares Under Symbol "VRSA" on NASDAQ and TSX on or Around November 17, 2026 -

- Versa Bancorp to Report Fourth Quarter and Year End Financial Results on January 7, 2027 -

MINNEAPOLIS, MN and LONDON, ON - November 13, 2026 - Versa Bancorp and VersaBank (TSX: VBNK) (NASDAQ: VBNK) today announced that VersaBank has completed the realignment of its corporate structure to a standard U.S. bank framework. Versa Bancorp, a Delaware corporation regulated by the Federal Reserve, is now the direct holding company of VersaBank and all of its subsidiaries (the "Reorganization"), and has succeeded VersaBank as the publicly traded company through which existing shareholders hold their equity.

Pursuant to the Reorganization, each outstanding common share of VersaBank was exchanged for one exchangeable share of VersaBank, and each such exchangeable share was then automatically transferred to Versa Bancorp in exchange for one newly issued share of common stock of Versa Bancorp (a "Versa Bancorp Share"). In aggregate, Versa Bancorp issued 32,566,856 Versa Bancorp Shares to former shareholders of VersaBank. The Reorganization was approved by VersaBank's shareholders at the special meeting held on September 16, 2026, and has received all required regulatory approvals, including approval by the Minister of Finance in Canada and the Federal Reserve Board in the United States. Following the Reorganization, VersaBank has become a Schedule II bank under the Bank Act (Canada).

The Versa Bancorp Shares are expected to commence trading on the Toronto Stock Exchange and NASDAQ under the symbol "VRSA" on or about November 17, 2026, in substitution for the common shares of Versa Bank, which are expected to be delisted from the Toronto Stock Exchange and NASDAQ at that time. Versa Bancorp has become the successor issuer to VersaBank pursuant to Rule 12g-3(a) under the U.S. Securities Exchange Act of 1934, as amended, and VersaBank intends, in due course, to apply to cease to be a reporting issuer in each jurisdiction of Canada in which it is a reporting issuer.

David Taylor, founder of VersaBank, has been appointed President, Chief Executive Officer and Chairman of the Board of Versa Bancorp.  Mr. Taylor commented:

"This is an historic day that will contribute to our achieving our full potential in the United States, in Canada and beyond. The Reorganization not only supports the growth opportunities in both our Real-Time Structured Receivable Program and Digital Asset/Tokenized Deposit technology and capabilities but will also contribute to enhanced shareholder value through increased investor visibility and liquidity for our stock, eligibility for inclusion in certain stock indices, improved access to capital markets and even greater cost efficiencies."

Additional information about the Reorganization is included in the management information circular and prospectus dated August 4, 2026 filed by Versa Bancorp with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov and filed by VersaBank on SEDAR+ www.sedarplus.ca.

Registered shareholders of VersaBank who have not already done so should complete, sign and return the letter of transmittal previously mailed to them, together with the certificate(s) or DRS advice(s) representing their common shares of VersaBank, to Odyssey Trust Company, as depositary, in order to receive the Versa Bancorp Shares to which they are entitled. Shareholders who hold their common shares of VersaBank through a broker or other intermediary do not need to submit a letter of transmittal and should contact their intermediary with any questions. Questions may be directed to Odyssey Trust Company at 1-888-290-1175 (toll-free in North America), 1-612-482-5100 (outside North America) or shareholders@odysseytrust.com.

VERSA BANCORP TO REPORT FOURTH QUARTER AND FISCAL 2026 FINANCIAL RESULTS ON JANUARY 7, 2027

Versa Bancorp expects to report its fourth quarter and fiscal 2026 financial results and host a conference call to discuss those results on January 7, 2027.  Versa Bancorp will provide details of the conference call via news release in the weeks prior to the reporting date.

EARLY WARNING DISCLOSURE

Immediately prior to the completion of the Reorganization, Versa Bancorp did not own or have control or direction over, directly or indirectly, any common shares of VersaBank. Upon completion of the Reorganization on November 13, 2026, Versa Bancorp acquired ownership of 32,566,856 common shares of VersaBank, resulting in an increase in Versa Bancorp's security holding percentage from 0% to 100%. The common shares of VersaBank were acquired pursuant to the Reorganization and not through the facilities of any stock exchange or other market.

As consideration, Versa Bancorp issued one Versa Bancorp Share for each common share of VersaBank acquired, being an aggregate of 32,566,856 Versa Bancorp Shares, having an aggregate value of approximately C$1,119.6 million (or C$34.38 per common share of VersaBank), based on the closing price of VersaBank's common shares on the TSX of C$34.38 on November 12, 2026, the last trading day prior to the completion of the Reorganization. The common shares of VersaBank were acquired in order to implement the Reorganization, pursuant to which Versa Bancorp became the holding company of VersaBank. Versa Bancorp intends to hold the common shares of VersaBank as the parent company of VersaBank. As noted above, the common shares of VersaBank will be delisted from Nasdaq and TSX and VersaBank intends, in due course, to apply to cease to be a reporting issuer under applicable Canadian securities laws.

This disclosure is issued pursuant to National Instrument 62-104 - Take-Over Bids and Issuer Bids and National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also require an early warning report to be filed containing additional information with respect to the foregoing matters. A copy of the early warning report will be filed by Versa Bancorp under VersaBank's profile on SEDAR+ at www.sedarplus.ca and may be obtained upon request from Lawrence Chamberlain at (416) 540-7486 or lawrencec@versabank.com. Versa Bancorp's head office is located at 250 Nicollet Mall, Suite 720, Minneapolis, Minnesota 55401. VersaBank's head office is located at 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2.

ABOUT VERSA BANCORP

Versa Bancorp is a U.S.-based, U.S.-regulated bank holding company and global leader in digital banking and digital asset technology.

Our cloud-based, branchless, business-to-business Digital Banking operations (wholly owned VersaBank USA and VersaBank Canada) obtain substantially all of their deposits and conduct the vast majority of its funding activities electronically through financial intermediary partners, providing operating leverage to generate industry leading efficiency and return on common equity.  VersaBank's proven Real-Time Structured Receivable Program (SRP) uses proprietary technology to provide reliable, continuously available, economically attractive funding to point-of-sale financing providers in real-time, significantly reducing the time, cost and risk of conventional alternatives.

Within our wholly owned subsidiary DRT Cyber Inc., Digital Meteor owns unique technology developed in a regulated banking framework that enables the next generation of deposits and payments on the blockchain for use by our own Digital Banking operations, as well as for provision to other banks.  Digital Boundary Group (DBG) is a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

FORWARD-LOOKING STATEMENTS

VersaBank's and Versa Bancorp's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the commencement of trading of the Versa Bancorp Shares, the delisting of the common shares of VersaBank, VersaBank's application to cease to be a reporting issuer in Canada, the expected timing of Versa Bancorp's fourth quarter and fiscal 2026 financial results, the impact of the Reorganization on VersaBank, Versa Bancorp and their shareholders, the benefits to VersaBank, Versa Bancorp and their shareholders of the Reorganization and other matters relating to the Reorganization.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's and Versa Bancorp's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank and Versa Bancorp operate; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank and Versa Bancorp operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's and Versa Bancorp's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist shareholders and others in understanding VersaBank's and Versa Bancorp's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, neither VersaBank nor Versa Bancorp undertakes to update any forward-looking statement contained in this press release or made from time to time by VersaBank or Versa Bancorp or on their behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor and Stakeholder Relations

(416) 540-7486

lawrencec@versabank.com

Visit our website at:  www.versabancorp.com

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